Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
 The following table sets forth our ratio of earnings to fixed charges on a historical basis for each of the last five years ended December 31, 2012 and for the nine months ended September 30, 2013.

	Nine Months Ended
	September 30	Year Ended December 31,
(Dollars in millions)	2013	2012	2011	2010	2009	2008
Earnings:
Add:
Income (loss) from continuing operations before income taxes	$20	$(298)	$(25)	$59	$91	$(332)
Fixed charges (see below)	78	90	86	99	104	133
	97	(208)	60	158	195	(199)

Subtract:
Undistributed shares of income (loss) of less-than-fifty-percent-owned investees	—	(33)	(6)	(3)	17	10
Capitalized interest	2	1	—	—	—	—
	2	$(33)	$(6)	$(3)	$17	$10
Total earnings (as defined)	$95	$(175)	$67	$161	$178	$(209)

Fixed charges:
Interest expense	$45	$45	$52	$57	$62	$81
Capitalized interest	2	1	—	—	—	—
Estimated interest component of rental expense	31	43	34	42	42	52
Total fixed charges (as defined)	$78	$90	$86	$99	$104	$133

Ratio of Earnings to Fixed Charges (a)	1.24x	(b)	(b)	1.63x	1.71x	(b)
Table may not total due to rounding.

(a)
Earnings is the amount resulting from adding and subtracting the following items. Add the following: (i) pre-tax income from continuing operations before adjustment for income or loss from equity investees; and (ii) fixed charges. From the total of the added items, subtract the following: (i) interest capitalized; and (ii) undistributed income (loss) of equity investees. Total fixed charges is the sum of interest expense, capitalized interest and the estimated interest component of rental expense.

(b)
For these periods, earnings were inadequate to cover fixed charges. The amount of the coverage deficiencies were: $265 million for the year ended December 31, 2012; $19 million for the year ended December 31, 2011; and $342 million for the year ended December 31, 2008.